

Technical Report

Requesting Party: Arqlite

Date: 06/17/2019

Object: Toxicological examination of Hazardous Waste, according to Law 24051/91 and Regulatory Decree 831/93.

INTRODUCTION:

The object of the present Work Order is the toxicological evaluation of the elements, within the framework of National Law 24051/91 and Regulatory Decree 831/93 for Hazardous Waste.

To that aim, the following determinations were made:

1 Identification of the element (major component) by infrared spectrometry.

2 Extraction of the element's leachate.

3 Determination of the content of heavy metals in the leachate.

4 Determination of the presence of organochlorides and organophosphates in the leachate.

5 Determination of the inhibition for the growth of plants in contact with the element.

Elements

Two (2) elements provided and identified by the User, such as:

Internal Code: 20-24393-01: "Sample 1" Description: light grey plastic blocks. Internal Code: 20-24393-02 "Sample 2" Description: dark grey plastic blocks.

Date of reception of the elements: 03/20/2019

1 Verification of polymer by infrared spectrometry.

Date of performance of the assay: 04/05/2019 and 04/09/2019

Methodology used

The absorption spectrum was registered in the infrared by transfer of a film obtained by the fusion of the element using a spectrometer by Fourier Thermo Nicolet 5700-Omnic Transformed according to the detail in Annex 1 (3 pages) of the present report.

Results

The spectrograms obtained from the elements mainly correspond with the polyethylene terephthalate (PET)

Note: Bands which could be assigned to the presence of Polyethylene (PE) are also observed.

PGC-015-F02-V06 February 2017

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INTI PLASTICS

2 Extraction of the element's leachate.

Date of performance of the assay: 04/10/2019

Place of performance of the assay: INTI-Chemistry — **PTM.**

Methodology used

Preparation of the leachate: EPA -SW 846 Method. As detailed in the SOT Nr. **21038** INTI Reports — Chemistry, (2 Pages) and SOT Nr **21039** INTI Chemistry, (2 Pages) attached,

3 Determination of the content of heavy metals in the leachate:

Date of performance of the assay: 05/16/2019

Place of performance of the assay: Servicios Geológicos Mimeos Argentinos (Argentine Mining Geological Services) (SEGEMAR) - PTM

Methodology used

The content of Arsenic (As), Barium (Ba), Cadmium (Cd), Chrome (Cr), Copper (Cu) and Lead (Pb). In the leachate of the element by using the atomic emission of inductively Coupled Plasma spectometry (ICP). The content of mercury (Hg) was determined in the leachate of the elements using the atomic emission by cold steam spectrometry.

Results

The results obtained were detailed in the 19Q0235 Report by the Servicio Geológico Minero Argentina (SEGEMAR). Copy of the report is attached 19Q0235 (1 page).

Metals	Concentration (mg/L = ppm)		
	Leaching 20-24393-01	**Leaching 20-24393-02**	**Limit Arg Law 24051**
Arsenic (As)	<0.001	<0.001	<10
Bario (Ba)	0.011	<0.002	<100
Cadmio (Cd)	<0.001	<0.001	<0.5
Cobre (Cu)	<0.1	<0.01	<100
Cromo Cr	<0.002	<0.002	<5
Mercurio (Hg)	<0.0005	<0.0005	<0.1
Plomo (Pb)	<0.01	<0.01	<1

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Of the results obtained, it is observed that the content of heavy metals in the leachate of the elements, is lower than the one determined for the muds' chemical parameters according to National Law 24051/91.

4. Determination of the presence of organochlorines and organophosphates pesticides in the leachate:

Date of performance of the assay: 04/30/2019 to 05/08/2019 Place of performance of the assay: INTI-Dairy Products — PTM.

Methodology used

Preparation of the leachate: EPA - SW 846 Method.

Determination of the presence of organochlorines and organophosphates pesticides in the leachate. Fluid-fluid extraction with dichloromethane for the determination of residues of organochlorines and organophosphates pesticides in water and fluid effluents; INTI - Dairy products method.

Results

The results obtained are detailed in INTI's nr. 2 report - Dairy products, which is attached as Report nr.2 (2 pages).

The presence of the following organochlorines compounds was studied:

Aldrin, alfa-Chlordane (6-Cid), gams- Chlordane and-Cid), Dieldrin,(a), Endosulfan, (3), Endosulfan, sulphate- Endosulfan, 2",4"-DDD 4"-4"-DDD. 2",4"-DDE, 4",4"-DDE, cis Heptachlorepoxide (cis-HTX), trans-Heptacloroepoxide, (trans-HTX), HEXACHLOREBENZENE (HCB), alfa-Hexachlorociclohexane (a-HCH), beta-Hexachlorociclohexane ((3-HCH), delta-Hexachlorociclohexane (5-HCH), gama-hexachlorociclohexane (y-HCH), Mirex

The presence of the following organophosphorades compounds was studied:

Bromophos Ethyl, Bromophs Methyl, Carbophenothion, Chlorfenvinphos, Chlorpiriphos Ethyl, Chlorpiriphos Methyl, Diazinion, Ethion, Fenitrotion,, Malation, Meditation, Methyl and Ethyl Parathion, Runnels (Fenchlorphs)

Conclusions

The presence of the compounds mentioned above was not detected in the element analyzed. with the detection limitation of the method informed: 0,001mg/1 (ppm).

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INTI PLASTICS

5 Determination of the inhibition for plants growth:

Methodology:

<u>Date of performance of the assay:</u> 04/10/2019 to 04/17/2019 Date of performance of the assay: INTI-Chemistry — PTM.

<u>Preparation of the leachate:</u> EPA Method — SW 846.

Results

As detailed in the SOT Nr. 21038 INTI Reports — Chemistry, (2 Pages) and SOT Nr 21039 INTI — Chemistry, (2 Pages) attached.

Element	Wet weight per plant			
	Replicate	Weight (g)	Average (g)	Inhibition (%)
Control 20-24393-01	1	0.20	0.22	0%
	2	0.24		
	3	0.24		
	4	0.17		
	5	0.21		
20-24393-01	1	0.22	0.22	-
	2	0.20		
	3	0.22		
	4	0.22		
	5	0.24		
Control 20-24393-02	1	0.23	0.23	4.5
	2	0.24		
	3	0.20		
	4	0.23		
	5	0.22		
20-24393-02	1	0.22	0.22	-
	2	0.20		
	3	0-22		
	4	0.22		
	5	0.24		

Conclusions.

Remarks:

According to the results obtained, <u>there is no</u> inhibition of the plants growth in the elements **20-24393-01** "Sample 1" and **20-24393-02** "Sample 2" with regard to the control.

PGC-015-F02-V06 February 2017

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1. Elements **20-24392-01** "Sample 1" and **20-24392-01** "Sample 2" are composed of Polyethyleneteraphtalate (PET) and Polyethylene (PE).

2. Elements **20-24392-01** "Sample 1" and **20-24392-01** "Sample 2" comply with the requirements on heavy metals in the Argentine Law for hazardous waste (National Law 24051/91).

3. Regarding the pesticides assayed, their presence was not detected in the element leached, with the detection limit of the method used.

4. According to the results obtained, <u>there is no</u> inhibition of the plants growth in the elements 20-24392-01 "Sample 1" and **20-24392-01** "Sample 2" with regard to the control.

Attachment

Annex 1: Verification report for the main polymer by infrared spectrometry (FT_IR) (3 pages)

SOT Report Nr 2 by INTI - Dairy products (2 pages)

SOT Report Nr 21038 by INTI-Chemistry, (2 pages).

SOT Report Nr 21039 by INTI-Chemistry, (2 pages).

Single Report 19 Q0235 by the Servicio Geológico Minero Argentino (SEGEMAR) (1 page).

The results of the present report, correspond to the conditions in which the measurements and/or trials were performed.

End of the Report

Técnica Antonella Bordoni
UT Tecnología de Productos
INTI - Plásticos

Guillermo De Rosa
U.T. Tecnología de Productos
INTI-Plásticos

Licenciada Gabriela Fernández
Coordinadora U.T.
Tecnología de Productos
INTI - Plásticos

Ing. Ricardo Giménez
Director
INTI-Plásticos

PGC-015-F02-V06 February 2017



INTI PLASTICS

Assay Report

Date of the report: 04/15//2019

Requesting party: ARQLITE

Determinations required: Verification report for the main polymer by infrared spectrometry (FT_IR)

Elements

Internal Code 20-24393-01: Plastic Leca composed of PP, PE and PET, Sample 1"

Description: light grey plastic blocks.

Internal Code 20-24393-02: Plastic Leca composed of PP, PE and PET, Sample 2"

Description: dark grey plastic blocks.

Date of the assay: 04/09/2019

Methodology used

Equipment used: Thermo Nicolet 5700 Fournier Transformed Spectrometer.

Date of latest validation: 11/27/2017

Conditions of the spectrum record: Amount of sweeps: 32; resolution: 4 cm-1

Sample Preparation: film per fusion

Results

The spectrograms obtained from each sample mainly corresponds with the polyethylene terephthalate (PET) spectrum reference (1)

Note: Bands which could be assigned to the presence of Polyethylene (PE) are also observed /

References:

(1)Atlas of Polymer and Plastics Analysis. Vol 1 and 2. Hummel/Scholl. 1991

Attachment: FT-IR spectrogram (2 pages).

The results of the present report, correspond to the conditions in which the measurements and/or trials were performed.

End of the Report

Tec. María Daniela Ferioli
U.T. Tecnología de Materiales
INTI-Plásticos

Lic. María Cristina Inocenti
U.T. Tecnología de Materiales
INTI-Plásticos

Ing. Ricardo Giménez
Director
INTI-Plásticos

PGC-015-F02-V06 February 2017

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consultas@inti.gob.ar

0800 444 4004

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%Transmitancia
100
98
96
94
92
90
88
86
84
82
3500
3000
2500
2000
1500
1000
500
Número de Ondas (cm-1)

Código:20-24393-01

Tec. María Daniela Ferioli
U.T. Tecnología de Materiales
INTI-Plásticos

-61/2



%Transmitancia

Número de Ondas (cm-1)

interno:20-24393-C

Tec. María Daniela Ferioli
U.T. Tecnología de Materiales
INTI-Plásticos





INTI

INTI CHEMISTRY

Technical Report

SOT N°: 21038 Single

Date of the report: 06/19/2019

Applicant: Plastics for Arqlite S.R.L; WO Nr: 20-24393
Elements 1 (one) plastic Leca sample identified as: "20-24393-01".
Date of reception: 04/10/2019

Determinations required
Sample leachate preparation.
Determination of the inhibition for higher plants growth:

Date of the assay:
Date of the leachate preparation: 04/10/2019 and 05/11/2019.
Date of the extract preparation: 04/15/2019 and 04/16/2019.
Starting date for the assay regarding the inhibition of the growth for higher plants: 04/17/2019

Methodology used
1) Preparation of the sample leachate: EPA SW 846 Method (according to Decree 831/93 regulating National Law 24051 for hazardous waste).
2) Determination of the inhibition for higher plants growth:
The assays were performed on an aqueous extract of the sample in a 10/1 fluid/solid relation. 50 g of the sample were put in 500 ml of deionized water, agitated in shaker for 24 hours at 200 rpm. A paper solid sustrate on disposable plastic petri plates was used and on it, 10 seeds of Lactuca sativa (La Germinadora, domestic variety) per plate were placed.
Five replications were performed for the sample and five for the controls.
5 ml of the prepared aqueous extract was added to each sample and 5 ml of deionized water to each control.
The containers were incubated at 24 ± 2 °C with a 12 hour light photo period and 12 of darkness until completing 5 days.
At the end of the incubation period, the humid weight of the aerial part of all the plants was determined for each of the replications.
The protocol is based on the IRAm 29118 Standard: “Determination of the effects of pollutant on the soil flora.
The effects of the chemical effects on the emergency and early growth of the higher plants and the ISO 11269-2 Standard “Determination of the effects of pollutants on soil flora” - Part 2: Effects of Chemicals on the emergence and growth of higher plants" and IRAM 29114-200 Standard, "Acute toxicity trial method with lettuce seeds. Paper method”.

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INTI

INTI CHEMISTRY

Technical Report

SOT N°: 21038 Single

Date of the report: 06/19/2019

Results:
Results obtained:
The results obtained in this assay, are presented in the following table. It is informed:
- the average wet weight per plant, of all the grown plants for control and for the "20-24393-01" sample .
The percentage of inhibition of the plants growth in the sample with regard to the control.

ELEMENT	Wet weight per plant			
	Replicate	Weight (g)	Average (g)	Inhibition (%)
SAMPLE 20-24393-01	1	0.20	0.22	0%
	2	0.24		
	3	0.24		
	4	0.17		
	5	0.21		
CONTROL	1	0.22	0.22	-
	2	0.20		
	3	0.22		
	4	0.22		
	5	0.24		

Opinions and Interpretations of the Report: The 20-24393-01 sample does not inhibit the growth of higher plants under the conditions of the assays.
Observations: Does not apply

The results of the present report, correspond to the conditions in which the assays were performed.

End of the Report

Claudia Parise
Depto. de Manejo y Gestión
de Sustancias Químicas

Vet. Alejandra Storino
Depto. De Manejo y Gestión
de Sustancias Químicas

Ing. María Sofía Frangie
Directora Técnica
Subgerencia Operativa de Química y Ambiente



INTI

Technical Report

SOT N°: 21039 Single

Date of the report: 06/19/2019

Applicant: Plastics for Arqlite S.R.L; WO Nr: 20-24393
Elements 1 (one) plastic Leca sample identified as: "20-24393-02".
Date of reception: 04/10/2019

Determinations required
Sample leachate preparation.
Determination of the inhibition for higher plants growth:

Date of the assay:
Date of the leachate preparation: 04/10/2019 and 04/11/2019.
Date of the extract preparation: 04/15/2019 and 04/16/2019.
Starting date for the assay regarding the inhibition of the growth for higher plants: 04/17/2019

Methodology used
1) Preparation of the sample leachate: EPA SW 846 Method (according to Decree 831/93 regulating National Law 24051 for hazardous waste).
2) Determination of the inhibition for higher plants growth:
The assays were performed on an aqueous extract of the sample in a 10/1 fluid/solid relation. 50 g of the sample were put in 500 ml of deionized water, agitated in shaker for 24 hours at 200 rpm. A paper solid sustrate on disposable plastic petri plates was used and on it, 10 seeds of Lactuca sativa (La Germinadora, domestic variety) per plate were placed.
Five replications were performed for the sample and five for the controls.
5 ml of the prepared aqueous extract was added to each sample and 5 ml of deionized water to each control.
The containers were incubated at 24 ± 2 °C with a 12 hour light photo period and 12 of darkness until completing 5 days.
At the end of the incubation period, the humid weight of the aerial part of all the plants was determined for each of the replications.
The protocol is based on the IRAm 29118 Standard: “Determination of the effects of pollutant on the soil flora.
The effects of the chemical effects on the emergency and early growth of the higher plants and the ISO 11269-2 Standard “Determination of the effects of pollutants on soil flora” - Part 2: Effects of Chemicals on the emergence and growth of higher plants" and IRAM 29114-200 Standard, "Acute toxicity trial method with lettuce seeds. Paper method”.

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www.inti.gob.ar
consultas@inti.gob.ar
0800 444 4004
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INTI

INTI CHEMISTRY

Technical Report

SOT N°: 21039 Single

Date of the report: 06/19/2019

Results:
Results obtained:
The results obtained in this assay, are presented in the following table. It is informed:
- the average wet weight per plant, of all the grown plants for control and for the "20-24393-01" sample .
The percentage of inhibition of the plants growth in the sample with regard to the control.

Element	Wet weight per plant			
	Replicate	Weight (g)	Average (g)	Inhibition (%)
Control 20-24393-02	1	0.23	0.23	4.5%
	2	0.24		
	3	0.20		
	4	0.23		
	5	0.22		
20-24393-02	1	0.22	0.22	-
	2	0.20		
	3	0-22		
	4	0.22		
	5	0.24		

Opinions and Interpretations of the Report: The 20-24393-02 sample does not inhibit the growth of higher plants under the conditions of the assays.
Observations: Does not apply

The results of the present report, correspond to the conditions in which the assays were performed.

End of the Report

Claudia Parise
Depto. de Manejo y Gestión
de Sustancias Químicas

Vet. Alejandra Storino
Depto. De Manejo y Gestión
de Sustancias Químicas

Ing. María Sofía Frangie
Directora Técnica
Subgerencia Operativa de Química y Ambiente





INTI

INTI DAIRY

Technical Report

SOT N°: 02 Type: Single

Date of the report: 05/08/2019

INTI-Department of interaction and chemical security for WO Nr 20-24393

Element
Two (2) water samples declared and identified by the customer as: "20-24393-01" and "20-24393-02".-

Determinations required
Determination of residues of organochlorides and organophosphates pesticides.

Date of reception:
16 April 2019

Date of the assay
From 04/30/2019 to 05/08/2019

Date of performance
Laboratory of Chromatography and Special Assays - Department of Net of Dairy Laboratories

Methodology used
Fluid-fluid extraction with dichloromethane for the determination of residues of organochlorides and organophosphates pesticides in water and fluid effluents; INTI - Dairy products method.

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INTI DAIRY



Results

The presence of the following organochlorides compounds was studied: Aldrin, alfa-Chlordane (a-C1d), gama-Chlordane (y-Cld), Dieldrin, alfa-Endosulfan, beta-Endosulfan, sulphate Endosulfan, 2',4'-DDD, 4', 4' -DDD, 2',4'-DDE, 4',4'-DDE, cis-Heptachlorineepoxide (caps-HTX), trans Heptachloroepoxide(trans- HTX), Hexachlorinebenzene (HCB), alfa-Hexaclorocyclohexane (a-HCH), beta-Hexachlorocyclohexane (13-HCH), delta-Hexachlorocyclohexane (6-HCH), gama-Hexaclorocyclohexane (y-HCH), Mixer.-

The presence of the following organophosphorades compounds was studied: Bromophos ethyl, Bromophos methyl, Carbophenothion, Clorphenvinphos, Chlorpiriphos ethyl, Chlorpiriphos methyl, Diazinon, Ethion, Fenitrothion, Malathion, Metidathion, Parathion ethyl, Parathion methyl, Ronnel (Fenchlorphos).-

The presence of none of the compounds studied in the analyzed sample was detected.
Detection limit: 1 pg/l product.-

The results of the present report, correspond to the conditions in which the measurements and/or trials were performed.

End of the Report

FERNANDO F. RACO
LAB. CROMATOGRAFIA y E. ESPECIALES
INTI - LACTEOS PTM

Lic. M. ALEJANDRA RODRIGUEZ
COORDINACIÓN LABORATORIOS
INTI - LACTEOS PTM.



REPORT: Unique 19 Q0235   OT #17102

Requesting party: ARQLITE

Page 1 of 1

Objective: *Determination of antimony, arsenic, barium, boron, cadmium, zinc, chrome, copper, stalia, mercury, silver and lead in 4 fluid samples.*

Material received: *4 fluid samples.*

Customer's identification: *20-24393-01, 20-24393-02, 20-24393 White.*

Internal identification: *17102-01 to 04.*

Date of reception: *04/09/2019*

<u>Starting date of the assay:</u> *05/16/2019.*

Methodology used:

The chemical analysis requested is performed using only the following analytical methodology:

A) Determination of the total content of antimony, arsenic, barium, boron, cadmium, zinc, chrome, copper, tin, silver and lead in 4 samples. The determination was carried out by atomic emission per inductive coupling plasma with optical emission spectrometer (ICP-OES)

B) Determination of the total content of mercury in 4 samples. The determination was carried out by Mo. Steam atomic absorption spectrometry.

Results obtained:

Análisis	Method	Unit	LC	20-24393-01	20-24393-02	20-24393 White
Antimony	A	µg/L	5	<5	5.6	<5
Arsenic	A	µg/L	10	<10	<10	<10
Barium	A	µg/L	2	11	<2	<2
Boron	A	µg/L	20	53	55	45
Cadmium	A	µg/L	1	<1	<1	<1
Zinc	A	µg/L	2	139	76	20
Chromium	A	µg/L	2	<2	<2	<2
Copper	A	µg/L	2	6.9	15	7.3
Tin	A	µg/L	10	<10	<10	<10
Mercury	B	µg/L	0.5	<0.5	<0.5	<0.5
Silver	A	µg/L	10	<10	<10	<10
Lead	A	µg/L	10	<10	<10	<10

Alejandro Diaz
Analista Área Espectroscopía

Daniela Cirello
Analista Área Espectroscopía

Lic. PATRICIA CLARAMUNT
Jefa Depto Analisis Químicos
SEGEMAR
Responsable Laboratorio Químico

References:
LC: Quantification limit
Staff who took part in this assay: Daniela Cirello, Alejandro Diaz and Alejandro Pato.



WORK ORDER

TECHNICAL UNIT: **CHEMICAL LABORATORY**
Requested by: ARQLITE

CUIT / CUIL: (tax identification number) 30-71533521-9

Type of company: Company

Type of service: Chemical analysis

Contact Gaston Viau

DATE: 04/09/2019

Customer's code: **2738**

According to the stipulations determined overleaf, which I declare to be aware of and accept, I request the performance of the following work by the SEGEMAR INTEMIN:

OBJECTIVE OF THE WORK ORDER:

Determination of the total content of antimony, arsenic, barium, boron, cadmium, zinc, chrome, copper, tin, silver and lead in samples by atomic emission per inductive coupling plasma with optical emission spectrometer (ICP-OES). 20-24393-01 20-24393-02

ORDER NUMBER: DATE: 09/April/2019

ELEMENTS DELIVERED TO THE SEGEMAR INTEMIN:

3 samples: 0T-017102-00001 to OT-017102-00003

Date of reception: 09/April/2019

Customer Identification: 20-24393-01 20-24393-02, 20-24393-WHITE

Date of reception: 09/April/2019

DO THE SAMPLES CONTAIN HAZARDOUS SUBSTANCES? NO

SAMPLES ARE HANDED IN (remaining fractions or residues in the case of destructive assays). YES

SAMPLES DELIVERY (the payment for the transport in borne by the customer) YES

DATE STIPULATED FOR THE REPORT: 31/ May/2019

MEANS OF PAYMENT: Bank transfer

Dri Sandra LABORATORIO QUÍMICO	recibo 13821 FIRMA Y ACLARACION DEL SOLICITANTE
CONTRATO REVISADO Lic. PATRICIA CLARAMUNT Jefa Depto Analisis Químicos SEGEMAR FIRMA DEL DIRECTOR O RESPONSABLE DEL AREA	

GENERAL CLAUSES FOR THE PERFORMANCE OF THE ASSAYS

1- EXECUTION OF THE CONTRACT: It is the policy of the SEGEMAR to perform the contracts complying strictly with those assays and services for which they are technically qualified without this preventing them from referring them to qualified institutions with which SEGEMAR has interchanges and/or cooperation covenants. The SEGEMAR obliges itself to perform the technological services and consulting with the upmost professionalism, respecting at all times the rules of the art and quality assurance regulations; it will clearly determine the objective, definitions and the scope of the services rendered in each case.

The SEGEMAR will contact the customer when it is necessary to refer or subcontract part of the job or service.

At the request of the customer to modify the objective of the Work Order and/or the execution technical conditions stipulated initially. In that case, the SEGEMAR requires the formal confirmation of said requirement.

2- CONFIDENTIALITY: The SEGEMAR obliges itself to keep the confidentiality of the information provided by the customer and the results of the studies performed for them, although the customer may be free to publish the technical reports (when no other customers are involved) provided said reproduction is full and precise, mentioning SEGEMAR as the performer of the study and delivering a copy of said reproduction to the SEGEMAR.

The SEGEMAR will not publish the reports produced, except with the previous consent in writing by the customer.

The SEGEMAR reserves its right to use the results which appear in the technical reports with statistical purposes, obliging themselves to the statistical secret.

3- SERVICE OF ASSAYS ON THE SAMPLES: The samples of minerals, sediments, rocks, water, products and materials to be analyzed, assayed or investigated, will be delivered at the expense of the requesting party at SEGEMAR own laboratories or centres. If the sample does not comply with the technical requirements to be assayed or investigated, the SEGEMAR will not perform the essay and will immediately inform the customer. The customer may ask the SEGEMAR for instructions to send the samples.

The SEGEMAR waives any responsibility with regard to making the result of the assays on the samples, extensive to the material or batch they might represent, except when the sampling had been requested.

At the request of the customer, the SEGEMAR will be able to perform the sampling and in that case, the former will be in charge of the transfer of the samples. Once analyzed or assayed, the customer will be able to pick the samples, counter samples, or what might be left of them within the term of sixty (60) calendar days counting from the date of signature of the report. After those 60 days, the SEGEMAR will dispose of the samples. The fluid samples, the muds and all those completely subjected to chemical digestion, cannot be picked by the customer.

4. COMPLIANCE WITH THE TERMS: It is the policy of SEGEMAR to respect the terms agreed on for the delivery of the reports and/or results.

In case that on account of force majeure the term for the delivery of the job or the applicable technical report indicated were exceeded, the SEGEMAR will inform the customer of said situation before the expiration of the terms.

5. INDEPENDENCE OF INTERESTS: It is the SEGEMAR's policy to guarantee from the Presidency and the Investigations Centres, the total independence of the interests which might adversely affect the quality of the tasks.

It obliges itself to keep its decisions impartial and objective and defend the integrity of their operations. The acceptance of an assay or analysis related to disputes or which might give rise to a dispute, do not compromise the SEGEMAR to reject tasks required by other parties involved in the conflict.

6. RESPONSIBILITY FOR LOSSES OR DAMAGES: It is SEGEMAR's policy to provide the necessary care to the samples and elements provided by the customer. Most of the assays performed by the SEGEMAR, imply the alterations, destruction and/or total or partial attack to the sample. When the customer require a non-destructive assay, it must be specifically determined in the Work Order

7. PAYMENT FOR THE SERVICES: With reference to taxes, the SEGEMAR must be considered as V.A.T. exempt.

8. COLLECTION OF THE REPORT: The customer will have to collect the report after paying all the fees. The SEGEMAR will notify the customer when the report is available. Once notified and after 30 working days have passed, if the customer has not collected the report, SEGEMAR will open a file to collect the fees through the legal system.